

Hayden M. · 2nd

President at Germs, Inc.

Los Angeles Metropolitan Area · Contact info

207 connections

You both know Jonny Price, Mario A. Rodriguez and 2 others

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Germs, Inc.

Beverly Hills High School

Experience

President

Germs, Inc. · Full-time

Apr 2021 – Present · 2 mos

Los Angeles, California, United States

Germs, Inc. is a consumers goods brands focusing on PPE, hygiene, health, all while making you smile.

Utilizing designs from world renown artist Todd Goldman, Germs, Inc. brings smiles to sanitation, making an ordinary task such as washing your hands a memorable, fun experience.

Germs, Inc. prides itself on using Made in America hand sanitizer, helping to stimulate the U.S. economy. ...see more

President

Teak Tea, Inc.

Jun 2019 – Present · 2 yrs

Greater Los Angeles Area

Founded Teak Tea, Inc., a company making high quality iced, loose-leaf and bagged teas out of teak leaves from a sustainable plantation in Costa Rica. Developed the product from the very beginning when it was just an idea to reality.

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Invest in Teak Tea, Inc.: We produce superior...

Chief Operating Officer

Hiero 2, Inc

Jul 2017 – Apr 2021 · 3 yrs 10 mos

Greater Los Angeles Area

Hiero 2, Inc creates branded emoji keyboard suites for Athletes, Brands, and Celebrities using a proprietary Content Management System. My position as Chief Operations Officer is to make sure construction of these suites runs smoothly and the apps launch without a hitch.

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Hiero 2 Partner Opportunity...

Operations Director

Operations Director
Stikoji Inc.
Apr 2016 – May 2017 · 1 yr 2 mos
Greater Los Angeles Area

Operations Coordinator at a start up that creates premium, high tech emojis. I handle the coordination and communication between the various parts of the company, making sure the artists have the appropriate work and workload, making sure the tech teams and sales teams are in sync, as well as hire outside contractors when we need other work done. ...see more

Onsite Operations Manager
White Cross Arts, LLC
Jan 2016 – Apr 2016 · 4 mos

I travel around the world to different countries and work with artists to promote and expand their works, as well as manage all other activities on the foreign side. If its here, I make sure it works. Even when I have little to no internet.

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Education

Beverly Hills High School
2007 – 2011

Volunteer experience

Mentor
The Young Storytellers Foundation
Jan 2014 – Mar 2014 • 3 mos
Children

I mentored a someone over the course of 10 weeks to help write a short screenplay that was preformed live.

Skills & endorsements

Management · 10

Aneesa Y. and 9 connections have given endorsements for this skill

Marketing · 8

Doron Ofir, CSA and 7 connections have given endorsements for this skill

Digital Media · 7

Patrick Gillham and 6 connections have given endorsements for this skill

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Recommendations

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Camren Crose
I am an experienced Copy Editor and Writer looking for work in content development remotely or in Nor-Cal
February 18, 2015, Hayden worked with Camren but at different companies

An absolute perfectionist, Camren Crose is someone who will accomplish any task with 100% accuracy. No one is as focused as Camren when it comes to finishing a task she is assigned, and doing so accurately. Along her articulate writing style, and her amazing research skills, she has also proved to ... See more